VIA EDGAR

November 29, 2011

Rebecca A. Marquigny, Esq.
Senior Counsel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re: Principal National Life Insurance Company Variable Life Separate Account
Responses to Oral Comments
Principal Variable Universal Life Income III (“VULI III”)
(File Nos. 333-175768 & 811-22589)

Dear Ms. Marquigny:

This letter responds, on behalf of Principal National Life Insurance Company (the
“Registrant”), to the comments of the Staff of the Securities and Exchange Commission (the
“Commission”), which you communicated to me by telephone on November 15, 2011, with respect to the first pre-effective amendment to the Registrant’s registration statement on
Form N-6 (“the Amendment”). Registrant filed the Amendment with the Commission on
October 19, 2011. In response to the Commission’s comments, Registrant will make the changes described below in a second pre-effective amendment (the “Second Amendment”).

I. RESPONSES TO COMMENTS

In order to facilitate your review of Registrant’s responses, I have set forth below each of the
Commission’s comments in numerical order immediately followed by Registrant’s response.
Page references correspond to pages in a redlined prospectus submitted with this correspondence.

Comment 1. General: Completeness. If any provision varies based on state law, specifically disclose this in the description of the feature and identify any elements that may vary (e.g., length of free-look period, what may be returned pursuant to free look, limits on loan amounts etc.).

Response: You specifically referenced the Extended Coverage Rider, the Suicide provision, and the Reinstatement provision.

Rebecca A. Marquigny, Esq.

November 29, 2011

Extended Coverage Rider (p. 25). In the Amendment, Registrant added a sentence to this section that stated: “The rider benefit may be different and additional restrictions may apply in some states.” Upon further review, Registrant determined that there were no material differences in the rider benefit or rider provisions by state.
Accordingly, Registrant has removed this sentence. This section now reads as follows:

Extended Coverage Rider
This rider extends the Policy beyond the Maturity Date as long as the Policy is still in force and the Insured is living on the Maturity Date. The Policy will then terminate upon the Insured’s death. No Monthly Policy Charges are deducted after the Maturity Date. No additional premium payments are allowed, Adjustment options are not available and the death benefit option is changed to Death Benefit Option 1. All Division and Fixed Account values will be transferred to the Money Market Division and no further transfers are allowed. However, Your right to take partial surrenders and loans is not restricted. This rider is added automatically to all Policies when issued. You may choose not to extend the Maturity Date by requesting the rider not be attached to Your Policy. There is no charge for this rider.

Suicide (p. 27). In the Amendment, Registrant added a sentence to this section that stated: “The suicide provision, including the length of the suicide period, may be different in some states.” Upon further review, it appears to Registrant that it is more accurate to provide only that the length of the suicide period may vary in some states.
Registrant has modified this sentence accordingly. This section now reads as follows:

Suicide
Death proceeds are not paid if the Insured dies by suicide, while sane or insane, within two years of the Policy Date (or two years from the date of
Face Amount increase with respect to such increase). In the event of the suicide of the Insured within two years of the Policy Date, Our only liability is a refund of premiums paid, without interest, minus any Loan Indebtedness and partial surrenders. In the event of suicide within two years of a Face
Amount increase, Our only liability with respect to that increase is a refund of the cost of insurance for the increase. This amount will be paid to the beneficiary(ies). The length of the suicide period may vary in some states.

Rebecca A. Marquigny, Esq.

November 29, 2011

Reinstatement (p. 42). In the Amendment, Registrant added a sentence to this section that stated: “The conditions for reinstatement and/or the minimum required premium may be different in some states.” Upon further review, it appears to
Registrant that it is more accurate to provide only that the time period after policy termination may vary in some states. Registrant has modified this sentence accordingly. This section now reads as follows:

Reinstatement
Subject to certain conditions, You may reinstate a Policy that terminated as described in POLICY TERMINATION AND REINSTATEMENT - Policy
Termination (Lapse). The Policy may be reinstated provided all of the following conditions are satisfied:
(a) such reinstatement is prior to the Maturity Date;
(b) You have not surrendered the Policy;
(c) not more than three years have elapsed since the Policy terminated
(this time period may vary by state);
(d) You supply evidence which satisfies Us that the Insured is alive and is insurable; and
(e) You make the minimum required reinstatement premium as described below.

Minimum Required Premium
During the first 10 Policy Years, the minimum required premium is the lesser of the cumulative premium shortfall or the Net Surrender Value shortfall, each set forth below.

The cumulative premium shortfall is the amount of premium necessary for the
Policy to satisfy the No-Lapse Guarantee Monthly Premium requirement following expiration of the grace period. The cumulative premium shortfall is
((a) minus (b)) plus (c) where:
(a) is the cumulative minimum monthly premium due at the end of the grace period.
(b) is the amount equal to all premiums paid minus the sum of the Loan
Indebtedness and partial surrenders.
(c) is three no-lapse guarantee monthly premiums.

Rebecca A. Marquigny, Esq.

November 29, 2011

The Net Surrender Value shortfall is the amount of premium necessary to (i)
reimburse Us for the Monthly Policy Charges during the grace period and (ii)
provide enough Policy Value to pay the Monthly Policy Charge for three
Monthly Dates after the grace period. The Net Surrender Value shortfall is
((a) plus (b)) divided by (c) where:
(a) is the amount by which the surrender charge is more than the Net
Policy Value at the end of the grace period after the Monthly Policy
Charge is deducted.
(b) is three Monthly Policy Charges.
(c) is 1 minus the Maximum Premium Expense Charge percentage.

During Policy Years 11 and later, the minimum required premium is the Net
Surrender Value shortfall described above.

NOTE:The minimum required premium during a grace period and the minimum required premium to reinstate a policy are calculated differently. The minimum required premium for reinstatement is calculated so as to allow Us to recover Monthly Policy Charges due and unpaid during the grace period and to provide enough Policy
Value to pay three Monthly Policy Charges after reinstatement of the
Policy. As a result, the minimum required premium for reinstatement will be higher than the minimum required premium for grace period.

Reinstatement will be effective on the next Monthly Date following the date
We approve the reinstatement application. Your rights and privileges as
Owner(s) are restored upon reinstatement. The reinstated Policy will have the same Policy Date as the original Policy.

If a policy loan or loan interest was unpaid when the Policy terminated, the policy loan must be reinstated or repaid (loan interest does not accrue over the period the Policy was terminated). We do not require payment of Monthly
Policy Charges during the period the Policy was terminated.

Premiums received with Your reinstatement application are held in Our
General Account without interest while We complete underwriting for the reinstatement. If the reinstatement is approved, premiums are allocated to
Your selected Division(s), Fixed Account and/or Fixed DCA Account on the
reinstatement date. We will use the premium allocation percentages in effect at the time of termination of the Policy unless You provide new allocation instructions.

Rebecca A. Marquigny, Esq.

November 29, 2011

If You reinstate Your Policy and then it is fully surrendered, a surrender charge may be imposed. The surrender charge, if any, is calculated based on the number of years the Policy was in force. The period of time during which the Policy was terminated is not included in these calculations.

If You reinstate Your Policy, the Return of Cost of Insurance Rider is not
reinstated.

Comment 2. Policy Benefits Summary: Death Benefits & Proceeds (p. 4). Please identify the default death benefit if a contractowner does not specify a choice on the application.
Alternatively, clarify that the death benefit option must be selected before a contract will be issued.

Response: Registrant has identified the default death benefit. This section now reads as follows:

POLICY BENEFITS

Death Benefits and Proceeds
The Company guarantees to pay a death benefit for as long as the Policy is in force. The death proceeds are paid to the beneficiary(ies) when the Insured dies. Death proceeds are calculated as of the date of death of the Insured. The amount of the death proceeds is:
· the death benefit plus interest (as explained in DEATH BENEFITS AND
POLICY VALUES — Death Proceeds);
· minus Loan Indebtedness;
· minus any overdue Monthly Policy Charges (Overdue Monthly Policy
Charges arise when a Policy is in a grace period and the Net Surrender
Value is insufficient to cover the sum of the cost of insurance and of additional benefits provided by any rider plus other policy charges).

Death proceeds are paid in cash or applied under a benefit payment option.

The Policy provides for three death benefit options. A death benefit option is elected on the application. We will issue the Policy with Death Benefit
Option 1 if You do not elect a death benefit option on the application. Subject to certain conditions, the death benefit option may be changed after the Policy has been issued.

Rebecca A. Marquigny, Esq.

November 29, 2011

Comment 3. Policy Risks Summary (p. 5). Please use plain English to describe the risk of poor investment performance more clearly and directly (e.g., if your selected underlying finds perform poorly, you could lose the entire amount you invested in them). The revised summary should also explain why policy and surrender charges make this product an inappropriate short-term investment (i.e., during the earlier policy years these expenses are higher and have a more negative impact on contract value). See IC-25522.

Response: Registrant has revised the language to use plain English to describe the risk of poor investment performance more clearly and directly. Registrant has also revised the summary to explain why policy and surrender charges make this product an inappropriate short-term investment. This section now reads as follows:

POLICY RISKS

Risks of Poor Investment Performance
Your Policy Value will fluctuate depending on the investment performance of the Divisions to which You allocate Your premium payments. Poor investment performance could diminish Your entire Policy Value and death benefit.

Positive investment performance does not guarantee that Your Policy Value will equal the total of Your premium payments after deducting applicable
Policy and rider charges. Certain Policy and rider charges are higher during earlier Policy Years than during subsequent Policy Years. This has a more negative impact on Policy Value during earlier Policy Years, making the
Policy not suitable as a short-term savings vehicle.

Comment 4. Fee Tables: Charge Names (pp. 7-10).
Where a particular feature has more than one fee, use a unique name for each charge to avoid confusion. For example, the name "Death Benefit Advance Rider" currently refers to: (i) the annual charge for this feature; and (ii) the $150 administrative service charge that is assessed only at the time the benefit is exercised. Consider substituting a more descriptive name for the transaction charge (e.g., "Benefit Processing Charge" or something similar).

Response: You specifically referenced the two fees that apply to both the
Accelerated Benefits Rider and the Death Benefit Advance Rider. In order to clarify the difference in the fees for each of these features, while also ensuring that the
Registrant does not have to re-file its policies and revise its customer correspondence, Registrant modified the explanation of these fees in the Fee Tables

Rebecca A. Marquigny, Esq.

November 29, 2011

by adding a parenthetical explanation of each fee. Registrant believes that this approach will provide better disclosure for its customers than adding a descriptive letter or number to each fee and explaining the difference between prospectus definitions and policy/correspondence definitions in a footnote. The applicable sections of the Fee Tables now read as follows:

Transaction Fees
Charge	When Charge is	Amount Deducted
Deducted
Optional Insurance Benefits
Accelerated Benefits Rider	at the time of death
(processing fee)	benefit advance

Maximum		$150 administrative fee

Current		None

Death Benefit Advance Rider	at the time of death
(processing fee)	benefit advance
Maximum		$150 administrative fee

Current		None

Periodic Charges Other Than Underlying Mutual Fund Operating Expenses
Charge	When Charge is	Amount Deducted
Deducted
Optional Insurance Benefits(10)
Accelerated Benefit Rider	annually, if You have a
(annual interest charge)	death benefit advance
(accrued daily)
Maximum		5.50% of death proceeds advance

Current		per 5.50% year of death proceeds
advance per year(9)

Death Benefit Advance Rider	annually, if You have a
(annual interest charge)	death benefit advance
(accrued daily)

Maximum		18% of death proceeds advanced
per year(11)

Current		per 5.50% year of(9) death proceeds
avance per year(9)

Rebecca A. Marquigny, Esq.

November 29, 2011

Comment 5. Premium Expense Charge (pp. 16-17). Neither the fee table nor the narrative indicate who bears the burden of tax rate increases. If the investor's tax expense could increase in this situation, please state this directly.

Response: Registrant bears the risk that actual tax rates will be higher than the maximum charge for taxes reflected in the SUMMARY: FEE TABLES section.
Registrant has disclosed this in the double asterisk footnote in this section, which now reads as follows:

** The actual premium taxes We pay vary from state to state. The expense charge is based on the average tax rate We expect to pay nationwide, the premiums We receive from all states and other expense assumptions.
Therefore, Policy Owners could end up paying a higher Premium Expense
Charge than their state requires. We bear the risk that actual tax rates will be higher than the maximum charge reflected in the SUMMARY: FEE
TABLES section.

Comment 6. Charges, Generally. Some of the references to charges indicate that the charge is a certain percentage, but do not reference to what the percentage relates. Please clarify this where applicable.

Response: Registrant has clarified this information for the following charges:

• Net policy loan charge (p. 19). References to this charge have been changed to specify that the charge is a percentage of Loan Indebtedness.

• Interest charged on Loan Indebtedness (p. 39). References to interest charged on
Loan Indebtedness have been changed to specify that the interest charged is a percentage of Loan Indebtedness.

• Loan Account interest rate (p. 40). References to the Loan Account interest rate have been changed to specify that the interest earned is a percentage of the amount in the Loan Account.

• Net policy loan charge (p. 40). References to the net policy loan charge have been changed to specify that the charge is a percentage of Loan Indebtedness.

Comment 7. Surrender Value Enhancement Rider (p. 26). Please explain how a prospective purchaser can determine whether he or she is eligible for premium financing
(i.e., how does someone know if they will qualify under the "then relevant underwriting guidelines").

Rebecca A. Marquigny, Esq.

November 29, 2011

Response: Registrant has added a sentence at the end of this section instructing the prospective purchaser to contact their registered representative to see if this rider is available for their policy. The section now reads as follows:

Surrender Value Enhancement Rider
This rider provides for a waiver of a portion of the surrender charges for a limited time. If You fully surrender Your Policy within the first seven Policy
Years, We will reduce the amount of surrender charge We collect; provided, however, that the full policy surrender is not related to a replacement or exchange. In addition, We may provide an additional amount that is equivalent to a stated percentage of the sum of premiums received less partial surrenders since issue. The additional amount varies by age, gender and risk class of the Insured. The rider is only available for Policies issued for business cases and approved premium finance cases. Premium financing involves the lending of money, typically by a third party finance entity, to cover the cost of an insurance premium. Policies with the rider must be sufficiently funded as defined in Our then current underwriting guidelines.
The rider may not be added after the Policy has been issued. The use of this rider disqualifies the use of the Cost of Living Increase Rider and the Salary
Increase Rider. If the Policy is issued with the rider, an additional sales charge (independent of the sales charge applicable to all Policies) is imposed on premium paid in excess of Target Premium in the first seven Policy Years.
Contact your registered representative to see if this rider is available for Your
Policy.

Comment 8. Examination Offer (Free-Look Provision) (p. 39). Please specify where premium payments are allocated during the examination offer period.

Response: Registrant has added a sentence to this section stating that premium payments are allocated to the Money Market Division during the examination offer period. The new sentence also refers prospective purchasers to the PREMIUMS –
Allocation of Premiums section for more information. This section now reads as follows:

Examination Offer (Free-Look Provision)
It is important to Us that You are satisfied with the purchase of Your Policy.
Under state law, You have the right to return the Policy for any reason during the examination offer period (a “free look”). If You properly exercise Your free look, We will rescind the policy and We will pay You a refund. The state in which the Policy is issued determines the examination offer period and the type of refund that applies.

Rebecca A. Marquigny, Esq.

November 29, 2011

Your premium payments are allocated to the Money Market Division when the examination offer period begins (see PREMIUMS – Allocation of
Premiums). If You return this Policy before expiration of the examination offer period, We will refund Your full premium in states where required. In states where permitted, We will refund the Net Policy Value, which may be more or less than Your premium.

Your request to return the Policy must be in writing. The request and the
Policy must be mailed to Us or returned to the agent no later (as determined by the postmark) than the last day of the examination offer period as shown below.

The examination offer period is the later of:
· 10 days after the Policy is delivered to You; or
· such later date as specified by applicable state law.

NOTE:	See GENERAL DESCRIPTION OF THE POLICY – Delay of
Payments.

Comment 9. Other Required Disclosure, Exhibits, and Representations. Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response: The Second Amendment will include financial statements and all other remaining disclosures, exhibits, and representations.

II. ADDITIONAL CHANGES

In addition to the changes referenced above, Registrant has also made the changes described below.

A.	Table of Separate Account Divisions

Principal Variable Contracts Funds, Inc. has changed investment advisers for its SmallCap
Growth Account II and SmallCap Value Account I funds. Accordingly, Registrant has reflected these changes on pp. 61 and 62.

B.	Glossary

Registrant noticed that the term “No-Lapse Guarantee Premium” should instead be “No-
Lapse Guarantee Monthly Premium”. Registrant has made this change in the Glossary (p.
12) and in other sections of the prospectus as necessary (pp. 28, 29, 36, 41, 42).

Rebecca A. Marquigny, Esq.

November 29, 2011

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Charles Schneider

Charles M. Schneider
Counsel
Law Department
(515) 246-5688

Enclosure

cc:	Sara Wiener